Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

Luminex's base execution rate is 50 mills ($0.005) per executed share. In rare instances, Luminex may charge a higher rate for Subscribers whose connectivity fees that Luminex pays are higher than most other Subscribers. Similarly, in rare instances, Luminex may charge a lower rate for Subscribers whose connectivity fees that Luminex pays are lower than most other Subscribers. Nearly all active Subscribers (those who regularly submit orders or trading interest to the ATS) pay the base execution rate. The lowest rate for any Subscriber is 25 mills ($0.0025) per executed share. The highest rate for any Subscriber is ~~100~~ 150 mills ($0.015) ~~one penny~~ per executed share~~)~~. Certain non-U.S. Subscribers pay commissions in "basis points," ranging from a low of one basis point to a high of two basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Depending on the provider, Luminex may "pass through" certain fees that it is charged by certain OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Subscribers and range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In some cases, Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Subscriber, pursuant to a written agreement with Luminex.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee,

Not applicable.

differentiation among types of Subscribers, and range of fees.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Not applicable.

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

Luminex reports its transactions immediately upon execution to the FINRA/Nasdaq Carteret Trade Reporting Facility ("Carteret TRF"). Luminex is making arrangements to report its transactions to the FINRA/Nasdaq Chicago TRF ("Chicago TRF") ~~'s Alternative Display Facility ("ADF")~~ in the event the ~~FINRA/Nasdaq~~Carteret TRF is unavailable. Until such time as the connectivity to the ~~ADF~~ Chicago TRF is operational, Luminex will not allow executions on the System in the event that the ~~FINRA/Nasdaq~~Carteret TRF is unavailable or if the Firm is otherwise unable to report transactions to the Carteret TRF. Luminex expects its connectivity to the ~~ADF~~ Chicago TRF to be established by December 31, 2020.

b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No